Filed by Huffy Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Huffy Corporation

Commission File No. 001-05325

On June 18, 2002, Huffy Corporation held a conference call at 4:00 p.m. EST, a recording of which is available through June 25, 2002, by calling (800) 642-1687 and entering pin number 4481027.  The following is a transcript of said conference call:

Facilitator:

My name is Christy and I will be your conference facilitator today.  At this time I would like to welcome you everyone to the Huffy Corporation Investors Conference Call.  All lines have been placed on mute to prevent any background noise.  After the speaker’s remarks there will be a question and answer period.  If you would like to ask a question during this time, please press star then the number 1 on your telephone key pad; if you would like to store your question, please press the pound key.  Thank you.  Mr. Lafferty you may begin.

Robert W. Lafferty:

Thank you very much.  This is Bob Lafferty, I have with us on the call today, Don Graber, who is our Chairman, President and CEO.  As well we have James J. Salter, who is a co-founder and the Chief Executive Officer of Gen-X Sports.  The way in which we are going to do this is a little different.  I am going to say about two or three sentences turn it over to Don, turn it over to Jamie to make a few remarks and then we will open it up for Q&A.  I am assuming by now that most of you have read the press release, whereby we have entered into a series of agreements to acquire Gen-X Sports, its actually two corporations, one Delaware, the other an Ontario, Canada corporation and their subsidiaries, which are all privately held, for a combination of 5,000,000 Huffy shares and $19,000,000 in cash.  This transaction does require the approval of Huffy’s shareholders and as such there are a number of filings that we need to make to register the shares, which is one of the reasons that we don’t anticipate that this will close until sometime early in the fourth quarter this year.  With that, I am just going to let Don talk a little bit about the strategic issues that we have been addressing for the past year and why we are so enthusiastic about this acquisition.

Don R. Graber:

As Bob mentioned, this is Don, I am very excited about this transaction, and we think it is a very good strategic fit.  What I would like to do is share with you why we think it is a very good strategic fit, and its very easy to explain to and that’s the way it should work in a good acquisition.  First, Gen-X Sports broadens Huffy’s brand portfolio.  They have a number of good brands, and as you know, obviously we have good brands, now we are going to have a broader, stronger brand portfolio.  Two, it broadens our product portfolio and probably the most interesting part of that is the products, the fit is very complementary.  Obviously as you know Huffy, we are in bikes, we are in backboards, we’re in balls.  Gen-X is in golf, they’re in action sports, snowboards, hockey, skis, in-line skates.  So there is really no product overlap.  It just broadens our product offering and they’re not in bikes, they’re not in backboards, so it is a good product fit the way we look at it.  Three, it broadens our customer base.  Gen-X’s strength from a distribution standpoint is in the sporting goods retailers, but Huffy sells to sporting goods retailers.  Huffy’s primary strength is in the mass side retailers, like Wal-Mart, K-Mart, Target, Toys R Us.  Gen-X is stronger with people like Gart’s, Sports Authority, Dick’s Academy, etc.  We sell over there and Gen-X also sells in mass, but the strengths of what we want to do with this transaction is strengthen the Huffy position in sporting goods and help Gen-X strengthen the Gen-X position in the mass retail.  So we see a good fit and it broadens our customer base.  Geographically, it is a nice fit.  Gen-X sells about 25% of their total sales are outside of the U.S., in Canada and international.  We sell some in Canada and some international.  It would give us a stronger base outside of the U.S.  We see that as a good thing.  Gen-X is profitable and growing.  There is some numbers you can look at in the press release that give you a indication of their sales and earnings in 2001 and their sales target for 2002.  We do anticipate them being in the 150,000,000 range in sales in 2002 and obviously they have a track record of growing, so you would anticipate 2003 would be larger.  As we mentioned in the press release, this is immediately accretive  and as you know in today’s market that is not always easy to do because some acquisitions come with negative freight that have to be cleaned up before you can move forward.  This is immediately accretive.  It will be modestly accretive, a few pennies accretive in the fourth quarter, depending on when we close it in the fourth quarter, but we expect 2003 to be significantly accretive.  And you can look at some of the numbers in the press release and start to draw some conclusions.  I should add that we do plan to probably increase our investment in advertising on a going forward basis, so you just can’t straight line the numbers to get to the final answer.  We think that is the appropriate thing to do to continue to build the brands on a going forward basis.  Finally, I would mention the balance sheet is, we have purposely structured the deal so that the residual balance sheet after closing is very manageable and very solid.  Gen-X has slightly higher working capital requirements than Huffy because of their sales in sporting goods that tend to have a bit longer terms associated with them, and they are also in some snow-business and in some golf business.  By using stock as part of the transaction, our balance sheet is strong, we will not be highly leveraged post-closing and barring any additional acquisitions, we would anticipate being debt free again by late 2003 or early 2004.  So that was a clear objective we had in this transaction was to have a solid balance sheet, and we have been able to achieve that post-closing.  I think that that is the key points from a strategic standpoint that you should understand.  Let me know turn it over to Jamie Salter.  Jamie is the co-founder and the CEO of Gen-X and Jamie will make some remarks concerning how he sees the deal from a Gen-X perspective and then we will open it up for Q&A.  Jamie.

James J. Salter:

Thank you Don.  Well said.  You basically covered almost everything that I wanted to cover.  I really want to say that we are very excited from the Gen-X family.  We believe that this transaction is going to be very beneficial for the shareholders going forward because we think that Huffy brings a lot to the table for the Gen-X family.  One, capital is very, very important in the sporting goods business, and we do believe that Huffy brings that to the table as well as their systems are very, very, very good at the Huffy Corporation, so they are going to help us from the fulfillment standpoint, where their systems will integrate, obviously into our systems.  So long-term, our systems are going to get much better which will help us sell to the bigger retailers out there because the bigger retailer really demand a lot on the systems side.  From a distribution standpoint, Don covered it, but we are very, very excited because we believe that the little bit of business that we are doing today with the accelerators, which is the Wal-Marts, the Targets,  the K-Marts, the bigger retailers out there, where as Huffy is extremely strong with those retailers, we see significant upside with those retailers with some of our brands, obviously, some of our brands will not be sold in that distribution, but the brands that we will allow to go into that distribution we think that Huffy will help us tremendously in increasing our revenue in that category.  From a sporting goods distribution, where we are extremely strong, we have already spoken to a couple of retailers just today, talking to them on what we think that we can bring to the table with Huffy now being part of the family.  We believe that they are very, very excited, especially on the bike side, where they have always believed that Huffy to be a great bike vendor, except very tough to compete against the accelerators, they believe that with the brands that Gen-X has, that they will be able to take some of the brands that Gen-X has and get Huffy behind those brands from a bike standpoint and be very competitive from a bike standpoint, making better margins than they have been able to make in the bike category to date.  We spoke to one retailer here in Canada that actually, where there is very few suppliers in the Canadian market, was very strong about saying, we are going to split our business, we typically have one supplier that supplies us bikes, we are going to split that business right down the middle and give Huffy half of it going forward and that is a significant number.  That is two and half, three million dollars just with one retailer.  So we are very very excited to find that out in our early findings.  So we are extremely excited on the distribution level.  As far as, you know the cinergys I think that we haven’t accounted for a lot of the synergies between both of the parties going forward, as Gen-X is a stand along company, but I do believe that both companies working together will obviously be a very good thing in the future and I think that there will be some cinergys that we haven’t accounted for in our model.  Growth standpoint, Gen-X is obviously have significant growth over the next three to five years and we believe that Huffy is going to be able to provide us the capital to increase that growth.  So here at Gen-X we are very excited about the Huffy transaction, and, Bob, I now turn it back over to you.

Lafferty:

Jamie, thanks very much, appreciate it.  I think at this point what we would like to do is open it up for questions.

Facilitator:

At this time I would like to remind everyone in order to ask a question, please press star 1 on your telephone key pad.  Please hold for your first question.

Facilitator:

Your first question comes from Rick Wayman.

Lafferty:

Hi Rick

Wayman:

Hi Bob, Gentlemen, congratulations.  It sounds like a very interesting acquisition.  Two quick questions.  Can you provide some guidance as to what might be the long term organic growth rate for the Gen-X product line and then is there any debt you will be acquiring with this acquisition?

Lafferty:

I think that has far as the organic growth, the organic growth would certainly be in line a little better than inflation, a lot of the uptake we are seeing between 2001 and 2002 has been as a result of newly acquired brands, lines and products.  We would certainly expect to see that growth continue and as Don said, one of the things that would keep people from straight lining the numbers is the fact that we do think it is appropriate to support these brands in the market place.  As far as debt, Gen-X does have debt on its balance sheet.  I think their average debt level long-term, short-term, all of the debt they had last year was somewhere in the 35-38 million dollar range.

Wayman:

Okay, thank you very much.

Lafferty:

Welcome.

Facilitator:

Your next question comes from Jeff Cohen.

Cohen:

Hello guys, Cap Advisors.  Question on, first of all on the advertising budget or marketing budget, could you give us a sense so we can do a model for 2003.

Graber:

That is still a bit of a work in progress, Jeff.  We will be working that out over the next few months.

Cohen:

Okay, but if we, if you straight line the two companies, and put them together, you end up with somewhere between 80 cents and a buck in earnings.  Is that correct, with just straight lining it.

Lafferty:

If you are talking about sort of 2002 and assuming that we are where we have forecast and if you assume that Gen-X is able to get its sales forecast with the same, say, percentage of net income, you would be, the combination, except for some higher interest expense, the combination on a pro forma basis would certainly approach that level.

Cohen:

Okay, more importantly, acquisitions, you have made two acquisitions in the last two months, Don, or three months, do you foresee making more acquisitions and where will those acquisitions be, will they be on the services side or on the goods side?

Graber:

Let’s take the first part Jeff, we are continuing to look at things in the market place.  We will continue to look.  Obviously, the one good news out of the economic conditions that have occurred over the last 18 to 24 months, is that there is a lot of stuff out there to be looked at.  So, our acquisitions will continue to be focused on our service business and on sporting goods, so we are not going to go off and buy, I don’t know, a computer company, so to answer your question, yes, we will continue to look.  We will be very, very selective.  Our track record, we have a proven track record of being very, very selective and there might be something come along that we want to add onto our service business or something else we want to add onto the sporting goods business.  And that was one reason that, Jeff, we were very cautious in making sure that we keep our balance sheet in a very manageable state, so that if something else came along, and we would have some flexibility to deal with it.

Cohen:

Okay, thanks.

Facilitator:

Your next question comes from Dan Mitchell.

Mitchell:

Hi Bob, Hi Don.  I have some more eclectic questions than your analysts.  Number one, is, where exactly are you going to get the $19,000,000?  I know there was a lot of cash recently, how much is coming from cash and what do you anticipate borrowing?  You sort of alluded to borrowing.

Graber:

Dan, this is pretty simple.  We anticipate at the end of June, this month, to have something in the neighborhood of $25, $30 million cash on hand.  So obviously, we have been working very hard to build up on our cash reserves and put ourselves in a position to do a deal like this ourselves.

Mitchell:

On the last conference call you were talking about having $20 million any way.

Graber:

Yeah, at this time of year, we are going to be closer to $30, okay.  Remember we are a seasonal business Dan, and you have a little more at certain times of the year and a little less at others.

Mitchell:

So you would anticipate most of it generated internally.

Graber:

Yeah, we have already generated it.

Mitchell:

Well, it came from internal generation.

Graber:

Yeah, yeah.

Mitchell:

For Jamie, I read in there that Tommy Armour and Ram our two of your brand names.  Tom Watson for years was the spokesman for Ram.  Is he still under contract?

Salter:

No, Tom Watson is not under contract for Ram.  We have people like for Tommy Armour, Cory Pavin.  People like that.

Mitchell:

Okay.

Salter:

You know, Craig Stadler and people like that that are on the Tommy Armor.  On the Ram side, we don’t have anybody because the Ram, we currently sell to the mass market, big box, wholesale  clubs and a little bit to the golf specialty because they actually like the brand and you know we got the FX2 models which is where the specialty guys carry Rams, but Ram is going to be bigger channels going forward.

Mitchell:

Well, that leads me into the next questions between your customer base, you Gen-X, is more the small merchant, which tends to carry a higher price and higher margin than Huffy, the mass market, our we going to be able to carry the higher margin into the bigger box because of your brand awareness, if you will, from other areas?

Salter:

Well, from a Tommy Armour standpoint, Tommy Armour will not being going into the bigger channel.  Tommy Armour will still stay at the specialty golf channel, your Edwin Watch, your GolfSmith, your Dick’s, you know the people, those guys that carry, you know, the Taylor Mades and the Calloways.  As far as Ram goes, Ram will be going to the bigger channels and definitely, the Ram margins will be different from the Tommy Armour margin.  But overall, the blend  will be very, very good for us.  Remember Tommy Armour today, is about 80% of our total golf turnover, where as Ram is about 20% of our total turnover.  So Ram will definitely pick up because we can only push Tommy Armour so fast when you are dealing with the specialty guys, but the margins are significantly so much better on the Tommy Armour side when you actually do the shake up between Ram and Tommy Armour, they tend to be very, very good.

Mitchell:

And then my last question, how did you two meet?

Graber:

Let me answer that Dan.  We were put together by a mutual party.  Somebody that knew both of us.

Mitchell:

Very good.  I just wondered what the process was in putting this together.  I echo the other analyst.  Sounds very exciting and a new direction for everybody.

Graber:

Thank you, Dan.

Mitchell:

Thanks, Don.

Facilitator:

Your next question comes from Chip Braggs.

Braggs:

Hi guys, good afternoon.  Just a couple quick ones.  Wondering if Gen-X has any domestic production or domestic warehousing facilities.  And my second question is, where will Gen-X’s corporate and operations be headquartered?

Graber:

Let me take that.  One of the things that we liked about Gen-X is their business model is very much like the Huffy business model.  Gen-X has no factories in the US or Canada.  They have a warehouse in Minnesota, so, which they use for distribution.  So, that piece of it we liked very much.  And Gen-X is in Toronto, Canada and they will be a freestanding division of the Huffy Corporation, and they will remain in Toronto, Canada.

Braggs:

Thank you very much.

Facilitator:

Your next question comes from Richard Steinberg.

Steinberg:

Congratulations gentlemen on a great transaction.  I was wondering if your could elaborate on the opportunity for Gen-X distribution wise in the mass retail channel.

Graber:

Richard, this is Don Graber here.  I think they have great opportunity in the mass channel because Gen-X has done a great job of assembling a good portfolio of brands, that they do a nice job on their product offering.  So I think, clearly, like I said earlier in the conversation, Gen-X will be able to expand their penetration into the masses, as we refer to it or as Jamie refers to it as the accelerator, but it is Wal-Mart, K-Mart, Target, Toys R Us, people like that.  And likewise, I would like to reiterate one more time, even though Huffy does a bunch of business in the sporting good channel, I think Gen-X is deeper penetrated in the sporting goods channel than Huffy and hopefully Jamie can help us there.  So as you know, I guess the final part of the answer is, Richard, if you did a pie chart of merchandise sold in the sporting good channel and merchandise sold in the mass channel, you know the mass channel is bigger.  So there is good upside, ultimately what it will turn out to be only time will tell.  But there is very good upside for Gen-X in the mass retail side of the business.

Steinberg:

Thank you and good luck.

Facilitator:

If you would like to ask a question, please press star 1 on your telephone keypad.  At this time, sir, there are no further questions.

Lafferty:

Thank you very much.  We are pleased that we had a opportunity to discuss this in a little more detail.  We look forward to chatting with you again in the future.  Thank you.

Facilitator:

Thank you.  This concludes today’s conference, you may now disconnect.

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The discussion in this communication referenced above contains forward-looking statements and is qualified by the cautionary statements contained in the Company’s report on Form 10-K, dated February 21, 2002.

Huffy Corporation (“Huffy”) intends to file a registration statement on Form S-4 in connection with the transaction, and Huffy and Gen-X Sports Inc. intend to mail a joint proxy statement/prospectus to their stockholders in connection with the transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it becomes available) and other documents filed by Huffy with the SEC at the SEC’s web site at www.sec.gov.  A free copy of the joint proxy statement/prospectus and these other documents may also be obtained free of charge from Huffy by directing a request to 225 Byers Road, Miamisburg, Ohio 45342, Attention: Investor Relations.

Huffy and its officers and directors may be deemed to be participants in the solicitation of proxies from Huffy’s shareholders with respect to these transactions.  Information regarding such officers and directors is included in Huffy’s proxy statement for its 2002 annual meeting of shareholders filed with the SEC on March 6, 2002.  This document is available free of charge at the SEC’s web site at www.sec.gov or from Huffy as described above.